UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Hoover, Michael K
   c/o 2555 Davie Road, Suite 110
   Fort Lauderdale, FL  33317
   USA
2. Issuer Name and Ticker or Trading Symbol
   ProxyMed, Inc.
   PILL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $.001 par val|12/21/|G   |V|5,025             |D  |$19.90     |31,399**           |D     |                           |
ue                         |01    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.001 par val|12/21/|C   |V|76,628*           |A  |$13.05*    |109,092**          |D     |                           |
ue                         |01    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Series C 7% Conv. Pref|$13.05  |12/21|C   |V|66,666**   |D  |11/17|N/A  |Common Stock|66,666*|$15.00*|385,771**   |D  |            |
erred Stock           |        |/01  |    | |           |   |/01  |     |            |*      |*      |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* Issued as a result of Reporting Person's participation in a Conversion Offering dated 12/12/01 applicable to holders of Series C 7% Convertible Preferred Stock. A total of 9,962 of these shares are restricted securities unless or until such time as the shares are registered.
**Adjusted to reflect the 1-for-15 reverse stock split on 8/21/01. Amount of Securities Beneficially Owned at End of Month also includes Series C dividend shares acquired since last report.
SIGNATURE OF REPORTING PERSON
Michael K. Hoover
DATE
January 3, 2002